Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 1 DATED JANUARY 1, 2021
TO THE OFFERING CIRCULAR DATED OCTOBER 9, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (the “Company”, “we”, “our” or “us”), dated October 9, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 13, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of December 31, 2020;
•	Share Redemption Plan Status;
•	Historical NAV Information; and
•	Real Estate Performance.

Net Asset Value as of December 31, 2020

As of December 31, 2020, our net asset value (“NAV”) per common share is $10.43. This NAV per common share shall be effective until updated by us on or about June 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2020 [1]	September 30, 2020 [1]
ASSETS
Investments, at fair value	$48,646	$45,826
Real estate properties, at fair value	39,484	36,823
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-	-
Other real estate investments, at fair value	9,162	9,003
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	5,138	631
Other assets	475	271
Total Assets	$54,259	$46,728

LIABILITIES
Accounts payable	$245	$201
Due to related party	273	98
Note payable	2,714	3,504
Dividends payable [2]	-	127
Settling subscriptions	677	-
Total Liabilities	$3,909	$3,930

NET ASSETS CONSIST OF:
Fundrise Growth eREIT 2019, LLC Members’ Equity:
Common shares; 4,826,762 and 4,277,754 shares outstanding, net of offering costs, on December 31, 2020 and September 30, 2020, respectively	$47,967	$42,660
Retained Earnings (Accumulated deficit)	(484)	(490)
Net adjustments to fair value	2,867	628
NET ASSETS	$50,350	$42,798
NET ASSET VALUE PER SHARE, on 4,826,762 and 4,277,754 shares outstanding for the periods ended December 31, 2020 and September 30, 2020, respectively [3]	$10.43	$10.00

[1]	Estimated Balance Sheets as of December 31, 2020 and September 30, 2020.

[2]	This amount does not include accrual for dividends payable that were declared before September 30, 2020 that relate to the fourth quarter of 2020.

[3]	The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2020 and September 30, 2020, respectively.

On January 1, 2021, the Company announced that its net asset value per share (“NAV”) as of December 31, 2020 is $10.43 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2021, (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2021, the per share purchase price of our Common Shares will be $10.43 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended December 31, 2020, we expect to redeem approximately 115,660 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period from December 31, 2019 to December 31, 2020.

Date	NAV Per Share
December 31, 2019	$10.00
June 30, 2020	$9.97
September 30, 2020	$10.00
December 31, 2020	$10.43

Real Estate Performance

The Company experienced a write up in NAV driven in part by its development assets located in the West Jefferson neighborhood of Los Angeles, which generally experienced modest increases in value based upon both progress made on certain development related business plans, as well as recent sales of comparable properties in the market.